SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM 6-K

REPORT OF FOREIGN ISSUER


PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934


			Date:		April 22, 2002


NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

	X	Form 20-F				Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

		Yes					No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




						NATIONAL GRID GROUP plc


						S/David C. Forward
						By_________________________
 Name: David C. Forward
  Title: Assistant Secretary













Date:   April 22, 2002








Part 1

EMBARGOED UNTIL 7:00 A.M.	 22 April 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN


MERGER OF NATIONAL GRID AND LATTICE TO CREATE A LEADING INTERNATIONAL ENERGY DELIVERY COMPANY

The directors of National Grid and Lattice announce that they have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco.

National Grid Transco will:

-	be a leading international energy delivery company combining two groups, each of which has a proven track record of operating complex energy networks safely and reliably within incentive based regulatory environments;

-	utilise the complementary skills of the two groups to maximise shareholder value from its existing UK and US assets through enhanced operating performance and the sharing of best practice;

-	offer an enhanced operational and financial platform for future growth in the liberalising energy markets;

-	have a combined market capitalisation of approximately 14.8 billion pounds sterling (based on the National Grid Closing Price and the Lattice Closing Price on 19 April 2002) and become the UK's largest utility.

The Merger will:

-	generate pre-tax financial benefits that are expected to reach an annualised rate of at least 100 million pounds sterling by the end of the first full financial year following completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses;

-	generate further savings from the progressive combination of the operations of the two UK transmission businesses, sharing best practice between the US and UK businesses and further financial synergies;

- create a combined group with significant balance sheet strength and strong operational cash flows. The Merged Group will seek to maintain a single A credit rating.

National Grid Transco Shareholders will benefit from:

-	enhanced earnings per share (pre-exceptional items) in the first full financial year following completion of the Merger; (1)

-	a progressive dividend policy.  The Merged Group intends to adopt
National Grid's existing dividend policy of aiming to increase dividends per share by 5 per cent. in real terms per annum for each year to 31 March 2006;

-	the Merged Group taking advantage of opportunities presented by the liberalising international energy markets, in particular by building upon National Grid's successful US strategy.

The terms of the Merger are based on the recent relative equity market capitalisations of the two companies. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice Shareholders will receive
0.375 New National Grid Transco Shares for each Lattice Share. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the current issued share capital of the two companies.

Lattice Shareholders will remain entitled to receive Lattice's second interim dividend of 5.4 pence per Lattice Share to be paid on 14 June 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend of 9.58 pence per National Grid Share to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Merger, will rank pari passu with the existing National Grid Shares save that they will not be entitled to receive the National Grid Final Dividend.

The Board of National Grid Transco will be drawn from the boards of National Grid and Lattice. Sir John Parker will be Non-Executive
Chairman. James Ross will be Non-Executive Deputy Chairman.  Roger Urwin

----------
(1) The statement that the Merger will be earnings per share enhancing for National Grid and Lattice should not, however, be interpreted to mean that earnings per share in the first full financial year following the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.


will be Group Chief Executive and Steve Lucas will be Group Finance Director. The remaining executive directors, drawn from National Grid and Lattice, will be Edward Astle, Steve Holliday, Colin Matthews, Rick Sergel and John Wybrew. Stephen Box, National Grid Finance Director, will take early retirement on the grounds of ill-health upon the completion of the Merger.

The Merger is intended to be implemented by way of a scheme of arrangement between Lattice and its shareholders under section 425 of the Companies Act. The Merger is subject to a number of conditions, including regulatory consents and approvals in the UK and the US, the sanction of the Court and the approval of the shareholders of both National Grid and Lattice. The Merger is expected to complete during the autumn of 2002.

Commenting on today's announcement, James Ross, Chairman of National
Grid, said:

"This merger is born of complementarity, proven skills and a clear, mutually shared recognition of how National Grid and Lattice together will create greater value for all stakeholders. National Grid Transco will be a truly world class energy delivery company."

Commenting on today's announcement, Sir John Parker, Chairman and acting Chief Executive of Lattice, said:

"The combination of Lattice and National Grid will create a leading international energy company with significant cost saving and synergy potential. The Merger creates a platform for growth which will allow National Grid Transco to realise significant value for shareholders."

Commenting on today's announcement, Roger Urwin, Chief Executive of National Grid, said:

"The fit of skills, experience and resources of National Grid and Lattice are as near perfect as you can find. We will build upon the records of both companies to drive further improvements in operating performance in both our UK and US businesses. We shall also deploy the combined resources and financial capacity of National Grid Transco to take advantage of opportunities in the liberalising energy markets abroad, in particular extending National Grid's successful US strategy."

Rothschild is acting as financial adviser to National Grid and Credit Suisse First Boston and Merrill Lynch are acting as joint corporate brokers. JPMorgan and Cazenove are acting as joint financial advisers to Lattice and Hoare Govett and Cazenove are acting as joint corporate brokers.


This summary should be read in conjunction with the full text of the following announcement. Appendix 4 contains the definitions of certain terms used in this announcement.

There will be a presentation to analysts at 9:30 a.m. today at JPMorgan, 10 Aldermanbury, London, EC2V 7RF, and a press conference at 11:30 a.m. at the same address.

Should analysts be unable to attend the analysts' presentation in person, there will be a dial in facility available. Details of this facility will be distributed by the Investor Relations department of the respective companies.

The analysts' presentation will have a replay facility available from 2:00 p.m. today until close of business on Friday 17 May, which can be accessed as follows:

From the UK	Dial in = 020 8288 4459, Access code = 649 542
From the US	Dial in = 303 804  1855, Access code  = 1 775 666

A webcast of the analyst presentation will be available later today on both companies' websites at:

www.nationalgrid.com
www.lattice-group.com

There will also be a teleconference, followed by a Q and A session, for UK and US institutions at 2:00 p.m. UK time (9:00 a.m. EST). Details of the teleconference will be distributed by the Investor Relations department of the respective companies.

The teleconference will have a replay facility from 5:00 p.m. today until close of business on Friday 17 May, which can be accessed as follows:

From the UK	Dial in = 020 8288 4459, Access code = 649 552

A US replay number will be available from the Investor Relations department of the respective companies.


All other enquires should be made to the following:

National Grid				Lattice
(011) 44 207 312 5781			(011) 207 389 3200
Roger Urwin					Sir John Parker
Stephen Box					Steve Lucas

Investor Relations			Investor Relations
Marcy Reed	  44 207 312 5779		Melissa Sellars 44 207 389 3219
Terry McCormick	44 207 312 5785	Gary Rawlinson  44 207 389 3218
Louise Clamp 44 207 312 5783

Media Relations				Media Relations
Clive Hawkins  44 207 312 5757	Gillian Home 44 207 389 3212
						Jim Willison 44 207 389 3213

Rothschild   44 207 280 5000		JP Morgan 44 207 325 8431
Nicholas Wrigley				Robert McGuire
James Douglas-Hamilton			Jeremy Wilson

						Cazenove 44 207 588 2828
						Nick Wiles
						Patrick Magee

Citigate Dewe Rogerson			The Maitland Consultancy
Anthony Carlisle 44 207 638 9571	Angus Maitland 44 207 379 5151
		     44 797 361 1888			   44 778 526 8283

Photographs will be available on www.newscast.com

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

This announcement has been issued by National Grid and Lattice and is the responsibility of National Grid and Lattice and has been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by N M Rothschild and Sons Limited of New Court, St Swithin's Lane, London, EC4P 4DU; J.P. Morgan plc of 125 London Wall, London, EC2Y 5AJ; and Cazenove and Co. Ltd of 12 Tokenhouse Yard, London, EC2R 7AN.

The directors of National Grid and the directors of Lattice jointly accept responsibility for the information contained in this announcement other than the information relating solely to National Grid or Lattice and their respective subsidiaries, associates, shareholders and directors, for which the directors of National Grid and Lattice respectively accept such responsibility. To the best of the knowledge, information and belief of such directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

National Grid and Lattice have been advised that the New National Grid Transco Shares to be issued under the Scheme are exempt from the registration requirements of the US Securities Act of 1933, as amended and, as a consequence, the New National Grid Transco Shares to be issued under the Scheme will not be registered thereunder.

Rothschild is acting exclusively for National Grid and no one else in connection with the Merger and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of Rothschild or for providing advice in relation to the Merger.

JPMorgan is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Merger.

Cazenove is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Merger.

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the earnings per share of National Grid Transco will necessarily be greater than the historic earnings per share of National Grid or Lattice.

Unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulation, the terms of the offer will not be made, directly or indirectly, in or into, or by the use of mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan. Accordingly, unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulations, neither copies of this announcement nor any other documents relating to the Merger are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.


The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement contains certain statements that are neither reported financial results nor other historic information. These statements are "forward-looking statements" within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this announcement include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

The Panel wishes to draw the attention of member firms of the New York Stock Exchange to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. National Grid has equity securities traded on the London Stock Exchange and the New York Stock Exchange and Lattice has equity securities traded on the London Stock Exchange.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include National Grid Shares, National Grid ADSs, instruments convertible into National Grid Shares or National Grid ADSs, Lattice Shares and instruments convertible into Lattice Shares. This requirement will apply until the end of the offer period.


Disclosure should be made on an appropriate form by no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company
Announcements Office of the London Stock Exchange (fax number: 44 207
588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of National Grid or Lattice, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: 44 207 382 9026, fax number: 44 207 638 1554).


Part 2
	  22 April 2002


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN


MERGER OF NATIONAL GRID AND LATTICE TO CREATE A LEADING INTERNATIONAL ENERGY DELIVERY COMPANY


1.	Introduction

The directors of National Grid and Lattice announce that they have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco.

The terms of the Merger are based on the recent relative equity market capitalisations of the two companies. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice Shareholders will receive
0.375 New National Grid Transco Shares for each Lattice Share held at the relevant record date. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the current issued share capital of the two companies.

Lattice Shareholders will remain entitled to receive Lattice's second interim dividend of 5.4 pence per Lattice Share to be paid on 14 June 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend of 9.58 pence per National Grid Share to be paid on 15 August 2002.

Rothschild is acting as financial adviser to National Grid and Credit Suisse First Boston and Merrill Lynch are acting as joint corporate brokers. JPMorgan and Cazenove are acting as joint financial advisers to Lattice and Hoare Govett and Cazenove are acting as joint corporate brokers.

2.	BENEFITS ARISING FROM THE MERGER

The Boards of National Grid and Lattice believe that the Merger will create a business which is able to generate superior returns for shareholders from opportunities in a number of areas:


Creation of a leading international energy delivery company

The Merger will create a leading international energy delivery company with a combined market capitalisation of approximately 14.8 billion pounds sterling (based on the National Grid Closing Price and the Lattice Closing Price).

In Great Britain, Lattice owns and manages the principal gas transportation system, comprising approximately 6,400 km of high pressure pipelines and around 275,000 km of lower pressure (local transmission and distribution) pipelines. National Grid owns and manages the high-voltage electricity transmission network in England and Wales, comprising approximately 8,000 km of overhead lines and underground cables. Lattice is continuing to make good progress on restructuring Transco into the National Transmission System and eight Regional Distribution Networks. National Grid Transco will work constructively with Ofgem to facilitate the creation of individual price controls to provide the Merged Group with flexibility and structural options for the future.

In the US, National Grid has electric transmission and distribution assets with a total length of approximately 140,000 km, serving over 3.2 million electricity customers. It also has a gas distribution network, comprising approximately 15,000 km of pipelines and mains, serving over
0.5 million customers in New York State.

Both National Grid and Lattice utilise their existing infrastructure to provide solutions to the wireless communications industry. Combined, the enlarged business will be the third largest independent communication towers provider in the UK. Together the businesses will provide broader coverage to mobile operators and be well positioned to exploit growth opportunities. The strategic options for 186k, Lattice's fibre-optic telecommunications business, are being reviewed with a view to resolving the future of the business in the course of this financial year.

Utilisation of complementary skills to maximise value for shareholders and customers

National Grid and Lattice share a complementary set of core skills in the development, operation and management of complex networks. Since their privatisations, each of National Grid and Lattice have proven their ability to improve the operating efficiency of their UK regulated businesses. The directors of National Grid and Lattice believe that bringing these businesses together will generate significant opportunities for creating shareholder value through enhanced operating performance and the sharing of best practice, for example between the US and UK businesses.


The Merger will provide an opportunity to improve the operation of gas and electricity transmission further, and will allow better overall network planning, which is important in light of increasing interdependence of these systems.

Enhanced growth opportunities

National Grid has a proven track record in creating material value from expansion in the US and, following a number of acquisitions in recent years, is one of the largest energy delivery companies in the North East US. The US is the world's largest energy market and has proved attractive for expansion due to its fragmented nature and the ability to earn attractive returns within long-term regulatory frameworks.

The increased size and financial capacity of the Merged Group combined with expertise in managing both gas and electricity networks should enable it to continue to exploit growth opportunities in the US and those which, over time, are expected to emerge in Europe as the market is liberalised and structural reforms are implemented.

Prospects for future outperformance and financial benefits from the Merger

The directors of National Grid and Lattice are confident of exceeding their regulatory efficiency targets currently in place, which became effective in April 2001 for National Grid and April 2002 for Transco.

National Grid previously announced a target of a 20 per cent. reduction in controllable costs over the remainder of its current price control period. This represented a modest outperformance against Ofgem's targets. National Grid is today announcing that it is now able to increase its target to 30 per cent. which would result in delivery of an additional 80 million pounds sterling savings over the remainder of the period.

	The Merger will generate pre-tax financial benefits that are expected to reach an annualised rate of at least 100 million pounds sterling by the end of the first full financial year following completion of the Merger.
The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses.

Further savings are expected to be achievable from the progressive combination of the operations of the two UK transmission businesses, sharing best practice between the US and UK businesses and further financial synergies.


Financial impact

The Merger is expected to enhance earnings per share (pre-exceptional items) for both National Grid and Lattice in the first full financial
year following completion of the Merger (2).   The Merged Group will
seek to maintain a single A credit rating.

National Grid Transco will have the balance sheet strength and cashflows to facilitate its future growth strategy and underpin its dividend policy which aims to increase dividends per share (expressed in pounds sterling) by 5 per cent. in real terms per annum for each year to 31 March 2006. This will be based on National Grid's full year dividend of
16.04 pence per National Grid Share for the financial year ended 31 March 2002, which includes the recommended National Grid Final Dividend.

National Grid Transco will continue to evaluate opportunities to release capital throughout the Merged Group for redeployment in higher growth opportunities, particularly in the US.


3.	BOARD OF DIRECTORS, MANAGEMENT AND ORGANISATION

The Board of National Grid Transco will be drawn from the Boards of National Grid and Lattice. The Non-Executive Chairman of National Grid Transco will be Sir John Parker, Chairman and acting Chief Executive of Lattice. James Ross, Chairman of National Grid, will be Non-Executive Deputy Chairman. Roger Urwin, Chief Executive of National Grid, will be Chief Executive and Steve Lucas, Finance Director of Lattice, will be Group Finance Director of the Merged Group. In addition to the Chief Executive and Finance Director, the executive management team will comprise Edward Astle, Steven Holliday, Colin Matthews, Rick Sergel and John Wybrew. Stephen Box, National Grid Finance Director, will take early retirement on the grounds of ill-health upon the completion of the Merger.

A further six Non-Executive directors will be drawn equally from the Boards of National Grid and Lattice.



-----------
(2)	The statement that the Merger will be earnings per share enhancing for National Grid and Lattice should not, however, be interpreted to mean that earnings per share in the first full financial year following the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

4.	EMPLOYEES

National Grid and Lattice attach great importance to retaining the skills and expertise of their management and employees. The Boards of National Grid and Lattice believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance career prospects. So far as possible, job losses will be achieved by normal staff turnover, voluntary redundancy and early retirement.

The existing employment rights of employees of both National Grid and Lattice will be fully safeguarded.

5.	DETAILS OF THE MERGER

The terms of the Merger are based on the recent relative equity market capitalisations of the two companies.

The Merger is intended to be implemented by way of the Scheme of
Arrangement.   Under the Scheme, National Grid will issue New National
Grid Transco Shares to Lattice Shareholders on the basis of 0.375 New National Grid Transco Shares for each Lattice Share held at the relevant record date, and so in proportion for any other number of Lattice Shares. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the current issued share capital of the two companies.

If a Lattice Shareholder has a fractional entitlement to New National Grid Transco Shares with a value in excess of 3.00 pounds sterling, such entitlement will be aggregated and sold for the benefit of the relevant Lattice Shareholder. Otherwise, fractions of a New National Grid Transco Share will not be allotted but will be aggregated and sold for the benefit of the Merged Group.

The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Merger.

Under the Scheme, Lattice's current issued share capital will be cancelled and re-issued to National Grid. National Grid will therefore become the listed holding company of the Merged Group and conditional upon the Merger becoming effective will change its name to National Grid Transco and retain its listings on the London and New York Stock
Exchanges.


The Merger is subject to the conditions and further terms set out in Appendix 1, including the approval of the Merger and related matters by shareholders of both National Grid and Lattice as described below, satisfaction of certain regulatory conditions as described below, and sanction of the Scheme by the Court.

The implementation of the Scheme will require approval by a special resolution of Lattice Shareholders to be proposed at
the Lattice Extraordinary General Meeting.   The Scheme will also
require approval separately by Lattice Shareholders at the Lattice Court Meeting. The approval required at the Lattice Court Meeting is a majority in number representing 75 per cent. in nominal value of those Lattice Shareholders who vote at that meeting.

The Merger will also require approval by an ordinary resolution of National Grid Shareholders to be proposed at the National Grid Extraordinary General Meeting. Special resolutions to change the name of National Grid to National Grid Transco and to alter its articles of association will also be proposed at the National Grid Extraordinary General Meeting. In order to implement the Merger, the articles of association of National Grid will need to be amended to change the rights of the Secretary of State, principally to reflect National Grid's ownership of Transco.

The implementation of the Scheme can only become effective if all the conditions to the Merger have been satisfied or, where relevant, waived. The Scheme will become effective on the delivery to the Registrar of Companies in England and Wales by Lattice of a copy of the order of the
Court sanctioning the Scheme and the registration of such order.   Once
the Scheme becomes effective, the terms will be binding on all Lattice Shareholders whether or not they voted in favour.

The formal documentation relating to the Merger is expected to be sent to shareholders by the end of June in order for appropriate resolutions to implement the Merger to be proposed at meetings immediately following Lattice and National Grid's Annual General Meetings on 15 July 2002 and 23 July 2002 respectively. Following receipt of the relevant shareholder, regulatory and Court approvals, it is currently expected that the Scheme will become effective and that the Merger will complete during the autumn of 2002.

6.	YEAR END, DIVIDEND PAYMENT AND DIVIDEND POLICY

Following completion of the Merger, it is intended that the accounting reference date for National Grid Transco will remain as 31 March.
Lattice Shareholders will remain entitled to the second interim dividend of 5.4 pence per Lattice Share, which was declared by Lattice on 7 February

2002 and is due to be paid on 14 June 2002. Lattice will not pay a final dividend in respect of the 15 month period ended 31 March 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend of 9.58 pence per National Grid Share to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Merger, will rank pari passu with the existing National Grid Shares save that they will not be entitled to receive the National Grid Final Dividend, or any interim dividend as described below.

On completion of the Merger, National Grid Transco intends to pay dividends which reflect National Grid's current dividend policy, which aims to increase dividends per share (expressed in pounds sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the year ended 31 March 2002.

It is expected that the first dividend paid by National Grid Transco will be the interim dividend in respect of the financial year ending 31 March 2003.

In the event that the Merger does not become effective prior to the announcement of National Grid's interim results for the 6 months to 30 September 2002, it is intended that both companies will announce their interim results and interim dividends on the same day. Lattice Shareholders will be entitled to an interim dividend on the basis that each Lattice Share will be entitled to an amount equal to 37.5 per cent of the declared dividend per National Grid Share for the period.

7.	REGULATORY CONSENTS

The Merger cannot be completed until a number of conditions have been satisfied, which include the receipt of regulatory and other consents and approvals in the UK and the US, to the satisfaction of National Grid and Lattice. In the UK, the required regulatory approvals include obtaining the consent of the Secretary of State as the holder of the Lattice Special Share and the Secretary of State not referring the Merger to the Competition Commission. The parties will involve Ofgem throughout these processes. In addition, the consent of the Secretary of State will be required under a licence granted to Lattice under the Telecommunications Act 1984.

The principal regulatory approval required in the US is approval from the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 of the issue of the New National Grid Transco Shares to Lattice Shareholders in connection with the Merger. The approval of certain other US regulatory agencies may be required.

All such regulations, consents and/or approvals are expected to be received so that completion of the Merger can occur during the autumn of 2002.

8.	SETTLEMENT, LISTING AND DEALING

Applications will be made to the UK Listing Authority for the New
National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that admission will become effective and that dealings, for normal settlement, will commence on the day on which the Scheme becomes effective.

National Grid Shareholders who hold their shares in certificated form will retain their existing certificates which will remain valid. New certificates in the name of National Grid Transco will be issued when transfers to persons who wish to hold their National Grid Transco Shares in certificated form are lodged for registration. National Grid ADS holders who hold their ADSs in certificated form will also retain their ADS certificates which will remain valid as ADSs of National Grid Transco. National Grid intends to amend its existing deposit agreement such that, following completion of the Merger, any new certificated ADSs issued and any previously outstanding ADS certificates presented for registration of transfer will be issued in the name of National Grid Transco.

Certificates for New National Grid Transco Shares to be issued to Lattice Shareholders pursuant to the Merger are expected to be despatched no later than 14 days after the Scheme becomes effective. No certificates for New National Grid Transco Shares will be issued in respect of the entitlements of Lattice Shareholders who hold their shares through CREST, settlement for which will be made through the applicable CREST procedures.

Further details on settlement, listing and dealing will be included in the documents to be sent to National Grid Shareholders and Lattice Shareholders.

9.	INTERESTS IN SHARES

Neither National Grid nor any director of National Grid, nor, so far as National Grid is aware, any party acting in concert with National Grid, owns or controls any Lattice Shares or any securities convertible or exchangeable into, or any rights to subscribe for or purchase, or any options to purchase any Lattice Shares or holds any derivatives referenced to Lattice Shares. In the interests of confidentiality, National Grid has not made any enquiries in this respect of certain parties who may be presumed by the Panel to be acting in concert with it for the purposes of the Merger.

10.	EMPLOYEE SHARE SCHEMES

Prior to completion of the Merger, National Grid and Lattice will continue to grant options and awards under their respective employee share schemes in the ordinary course.

Appropriate proposals will be made to participants in the Lattice Share Schemes, full details of which will be contained in the documentation to be sent to National Grid and Lattice Shareholders.

11.	UNITED KINGDOM AND UNITED STATES TAXATION

Subject, where applicable, to receipt of the Inland Revenue clearance under section 138 of the Taxation of Chargeable Gains Act 1992 referred to below, Lattice Shareholders who are resident in the UK for tax purposes will not be treated as making a "disposal" of their Lattice Shares for the purposes of UK capital gains taxation ("CGT") to the extent they receive New National Grid Transco Shares pursuant to the Merger. Instead, Lattice Shareholders will be able to "roll-over" any gain or loss which would otherwise have arisen into the New National Grid Transco Shares which they receive.
Lattice Shareholders may realise a disposal for CGT purposes to the extent they receive cash in lieu of fractional entitlements to New National Grid Transco Shares pursuant to the Merger.
Applications for clearance in respect of the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and Section 215 of the Income and Corporation Taxes Act 1998 are being made today.
Further details of relevant tax issues will be given in the documents to be despatched to National Grid Shareholders and Lattice Shareholders. The directors of Lattice currently expect that Lattice Shareholders who are US persons who hold Lattice Shares as capital assets generally will not recognise any gain (or loss) for US federal income tax purposes upon the receipt of the New National Grid Transco Shares or the cancellation of the Lattice Shares except to the extent of any cash received in lieu of fractional entitlements.

12.	INDUCEMENT FEE

As an inducement to both National Grid and Lattice to enter into and implement the Merger, National Grid and Lattice have entered into an agreement. Such agreement provides for either party to pay the other a fee of 60 million pounds sterling if:

(i) an announcement is made during the offer period by a third party indicating an intention to make an offer for, or
proposal relating to the change of control of, either party, as a result of which either (a) the shareholders of such
party do not pass the necessary resolutions approving the
Merger, or (b) such party terminates discussions with the
other party; or
(ii) either party notifies or indicates to the other party that its directors will not unanimously recommend its
shareholders to vote in favour of the Merger or the
directors of such party do not make such recommendation or
withdraw their recommendation or recommend an alternative
offer or transaction involving a change of control; or
(iii) either party takes any action or omits to take any action
(other than as a consequence of a third party regulatory
body failing to approve the Merger or placing unacceptable
conditions on the Merger in the reasonable opinion of either party) which is reasonably likely to cause the Merger to not become effective,
and in each case the Merger does not become effective in accordance with its terms.
13.	RECOMMENDATIONS

The Board of National Grid, which has been advised by Rothschild, considers the terms of the Merger to be fair and reasonable to National Grid. In providing advice to the National Grid Board, Rothschild has taken into account the National Grid Board's commercial assessments.
The National Grid Board considers the Merger to be in the best interests of National Grid Shareholders as a whole and will unanimously recommend National Grid Shareholders to vote in favour of the resolutions to be proposed at the National Grid Extraordinary General Meeting relating to the Merger as they intend to do in respect of their own beneficial holdings.

The Lattice Board, which has been so advised by JPMorgan and Cazenove, considers the terms of the Merger to be fair and reasonable to Lattice. In providing advice to the Lattice Board, JPMorgan and Cazenove have taken into account the Lattice Board's commercial assessments. The Lattice Board considers the Merger to be in the best interests of Lattice Shareholders as a whole and will unanimously recommend Lattice Shareholders to vote in favour of the resolutions relating to the Merger to be proposed at the Lattice Court Meeting and the Lattice Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings.

Enquiries:


National Grid				Lattice
(011) 44 207 312 5781			(011) 207 389 3200
Roger Urwin					Sir John Parker
Stephen Box					Steve Lucas

Investor Relations			Investor Relations
Marcy Reed	  44 207 312 5779		Melissa Sellars 44 207 389 3219
Terry McCormick	44 207 312 5785	Gary Rawlinson  44 207 389 3218
Louise Clamp 44 207 312 5783

Media Relations				Media Relations
Clive Hawkins  44 207 312 5757	Gillian Home 44 207 389 3212
						Jim Willison 44 207 389 3213

Rothschild   44 207 280 5000		JP Morgan 44 207 325 8431
Nicholas Wrigley				Robert McGuire
James Douglas-Hamilton			Jeremy Wilson

						Cazenove 44 207 588 2828
						Nick Wiles
						Patrick Magee

Citigate Dewe Rogerson			The Maitland Consultancy
Anthony Carlisle 44 207 638 9571	Angus Maitland 44 207 379 5151
		     44 797 361 1888			   44 778 526 8283


Photographs will be available on www.newscast.com

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

This announcement has been issued by National Grid and Lattice and is the responsibility of National Grid and Lattice and has been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by N M Rothschild and Sons Limited of New Court, St Swithin's Lane, London, EC4P 4DU; J.P. Morgan plc of 125 London Wall, London, EC2Y 5AJ; and Cazenove and Co. Ltd of 12 Tokenhouse Yard, London, EC2R 7AN.

The directors of National Grid and the directors of Lattice jointly accept responsibility for the information contained in this announcement other than the information relating solely to National Grid or Lattice and their respective subsidiaries, associates, shareholders and directors, for which the directors of National Grid and Lattice respectively accept such responsibility. To the best of the knowledge, information and belief of such directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

National Grid and Lattice have been advised that the New National Grid Transco Shares to be issued under the Scheme are exempt from the registration requirements of the US Securities Act of 1933, as amended and, as a consequence, the New National Grid Transco Shares to be issued under the Scheme will not be registered thereunder.

Rothschild is acting exclusively for National Grid and no one else in connection with the Merger and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of Rothschild or for providing advice in relation to the Merger.

JPMorgan is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Merger.

Cazenove is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Merger.

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the earnings per share of National Grid Transco will necessarily be greater than the historic earnings per share of National Grid or Lattice.

Unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulation, the terms of the offer will not be made, directly or indirectly, in or into, or by the use of mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan. Accordingly, unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulations, neither copies of this announcement nor any other documents relating to the Merger are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.


The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement contains certain statements that are neither reported financial results nor other historic information. These statements are "forward-looking statements" within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this announcement include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

The Panel wishes to draw the attention of member firms of the New York Stock Exchange to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. National Grid has equity securities traded on the London Stock Exchange and the New York Stock Exchange and Lattice has equity securities traded on the London Stock Exchange.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include National Grid Shares, National Grid ADSs, instruments convertible into National Grid Shares or National Grid ADSs, Lattice Shares and instruments convertible into Lattice Shares. This requirement will apply until the end of the offer period.


Disclosure should be made on an appropriate form by no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company
Announcements Office of the London Stock Exchange (fax number: 44 207
588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of National Grid or Lattice, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: 44 207 382 9026, fax number: 44 207 638 1554).


Appendix 1

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE MERGER

The Merger is conditional upon the Scheme becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as Lattice and National Grid may agree and the Court may allow.

1. The Scheme is conditional upon:

(a)	the approval by the Special Shareholder and a majority in
number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b)	the special resolution required to approve and implement the
Scheme being passed at the Lattice Extraordinary General
Meeting;

(c) 	any resolutions of National Grid Shareholders required in
connection with the implementation of the Merger being passed at the National Grid Extraordinary General Meeting;

(d) 	the admission to the Official List of the New National Grid
Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK
Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Scheme becoming unconditional in all respects; and


(e) 	the sanction (with or without modification) of the Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order of the Court being delivered by Lattice for registration to the Registrar of Companies in England and Wales and registration of the Order confirming the reduction of capital involved in the Scheme by the Registrar of Companies in England and Wales.

2.	National Grid and Lattice have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Scheme effective will
not 	be taken unless the following conditions are satisfied or
waived as referred to below prior to 	the Scheme being sanctioned
by the Court:

(a)	the SEC having granted prior approval to National Grid
authorising the issuance and sale of such New National Grid Transco Shares necessary to finance the Merger (as well as the solicitation of proxies), and the SEC not opposing the certification of Lattice as a foreign utility company under section 33 of PUHCA, on terms satisfactory to National Grid and Lattice acting reasonably;

(b)	any conditions imposed by the SEC in relation to the
continuing operation of National Grid as a registered public utility holding company under PUHCA being on terms satisfactory to both National Grid and Lattice acting reasonably;

(c) to the extent that Council Regulation EEC 4064/89, as amended, may be applicable, the European Commission having either:

(i)	indicated that the Merger and its implementation does not
give rise to a concentration falling within the scope of Council Regulation (EEC) 4064/89 concerning the control of concentrations between undertakings (as amended) (the
"Merger Regulation"); or

(ii)	taken a decision, without imposing any conditions or
obligations that are not satisfactory to both National
Grid and Lattice acting reasonably under Article 6(1)(b) of the Merger Regulation, declaring the Merger or its implementation compatible with the common market, or being deemed to have done so under Article 10(6); or

(iii)referred the whole or part of the Merger or its implementation to the competent authorities of one or more Member States under Article 9(3) of the Merger
Regulation or having been deemed to have done so under
Article 9(5); and


(a)	each such authority having granted a clearance
without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably in respect of all of those parts of the Merger or its implementation which were referred to it, or being deemed to have granted such a clearance; and

(b)	the requirements of paragraph (c)(ii) above being
satisfied with respect to any part not referred to
the competent authority of any Member	State;

(d) insofar as the merger provisions of the Fair Trading Act 1973 may be applicable, whether in accordance with (c)(iii) above or otherwise, the Office of Fair Trading in the United Kingdom indicating, on terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission;

(e) all filings (if any) in connection with the Merger and matters arising therefrom having been made under the United States
Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated;

(f) the Gas and Electricity Markets Authority indicating that it, and the Secretary of State indicating that she:

(i)	does not intend to seek modifications to any of the Wider
National Grid Group licences or the Wider Lattice Group licences granted under the Electricity Act or the Gas Act and subsequent legislation, including the Utilities Act
2000 (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(ii) does not intend to seek undertakings or assurances from any member of the Wider National Grid Group or the Wider Lattice Group, other than those already required to be given under the licence granted to Transco under the Gas
Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(iii)will, in connection with the Merger, give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are necessary in the opinion of National Grid or Lattice or both acting reasonably in connection with the licences referred to in (f)(i);


(g)	National Grid having obtained authorisations from such US
regulatory agencies as 	may have or assert jurisdiction over
the Merger on terms and conditions satisfactory 	to National
Grid and Lattice acting reasonably;

(h)	if applicable, the review and investigation of the Merger
under the Exon-Florio Amendment to the US Defense Production
Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Merger;

(i)	the receipt from the Inland Revenue of clearances in respect of the Scheme and the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and section 215 of the Income and Corporation Taxes Act 1988 in a form satisfactory to National
Grid and Lattice, acting reasonably;

(j)	all authorisations, orders, grants, recognitions,
confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by National Grid or Lattice to be material in the context of the Merger for or in respect of the Merger and the implementation of the Scheme having been obtained (including consent from the Secretary of State (1) under Wider Lattice Group licences granted under the Telecommunications Act 1984; and (2) as holder of the Lattice Special Share), in terms and in a form satisfactory to National Grid and Lattice, acting reasonably, and, where the withdrawal or absence of any such authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals would, in the opinion of both of National Grid and Lattice (acting reasonably), have a material adverse effect on the Merged Group, these remaining in full force and effect and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications and filings having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired or having been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Scheme in any jurisdiction having been complied with;


(k)	no central bank, government or governmental,
quasi-governmental, state or local government, supranational, statutory, environmental, administrative, investigative or regulatory body, agency, court, association or any other similar person or body in any jurisdiction having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in the opinion of National Grid and Lattice (acting reasonably) in any respect be material to the Merged Group to:

(i)	require the divestiture by National Grid or Lattice or
any member of either the Wider National Grid Group or Wider Lattice Group of all or any portion of their respective businesses, assets or properties; or

(ii)	require any member of either the Wider National Grid
Group or Wider Lattice Group to make an offer to acquire any shares or other securities in any member of either group owned by any third party; or

(iii)impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties or otherwise adversely affect their respective businesses, assets or profits; or

(iv)	make the Scheme or its implementation void,
unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with, the Merger;

(l)	save as disclosed by National Grid to Lattice or by Lattice to
National Grid prior to 22 April 2002, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which National Grid or Lattice, any member of either the Wider National Grid Group or Wider Lattice Group is a party or by or to which National Grid or Lattice or any member of the Wider National Grid Group or Wider Lattice Group may be bound, entitled or is subject which could or might in the opinion of both National Grid and Lattice (acting reasonably) result, to an extent which is material in the context of the Merged Group, in:


(i)	any monies borrowed by, or any other indebtedness or
liability (actual or contingent) of, or any grant available to, any member of the Wider National Grid Group or Wider Lattice Group being repayable or capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited; or

(ii)	any such arrangement, agreement, licence, permit, lease
or other instrument being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder; or

(iii)the rights, liabilities, obligations or interests of any member of the Wider National Grid Group or Wider Lattice
Group in relation to, or the business of any member of the Wider National Grid Group or Wider Lattice Group with, any person, firm or body (or any arrangements relating to any such interest or business) being terminated or adversely modified or affected; or

(iv)	the value, or financial or trading position or prospects
of any member of the Wider National Grid Group or Wider
Lattice Group being adversely modified or affected; or

(v)	the creation of any material liability (actual or
contingent) by any member of the Wider National Grid
Group or Wider Lattice Group; or

(vi)	the creation or enforcement of any mortgage, charge or
other security interest over the whole or any part of the business, property or assets of any member of the Wider
National Grid Group or Wider Lattice Group or any such mortgage, charge or security interest being enforced; or

(vii)any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider National Grid
Group or the Wider Lattice Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider
Lattice Group or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group, in each case, otherwise than in the ordinary course of business; or


(viii)any member of the Wider National Grid Group or the Wider
Lattice Group, as the case may be, ceasing to be able to carry on business under any name under which it presently does so;

		in each case in consequence of the Merger or the Scheme;

(m)	National Grid not having discovered regarding Lattice, and
Lattice not having discovered regarding National Grid, on or after 22 April 2002 that:

(i)	any adverse financial, business or other information in
relation to circumstances existing prior to 22 April 2002 and which is material in the context of the relevant group has not been publicly announced pursuant to the Listing Rules by any member of the relevant group prior to such date (in the case of such information regarding
National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice; or

(ii)	any financial, business or other information which has
been publicly announced pursuant to the Listing Rules at any time by any member of the relevant group prior to 22
April 2002 (in the case of such information regarding
National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

(iii)any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly announced pursuant to the Listing Rules prior to 22 April 2002 (in the case of a member of the Wider National Grid Group) by National Grid or (in the case of a member of the Wider
Lattice Group) by Lattice and which is material in the context of the relevant group;

(iv)	any steps have been taken which are likely to result in
the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider National
Grid Group or Wider Lattice Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the relevant group;


(n)	(i)	unless publicly announced by National Grid
pursuant to the Listing Rules or disclosed by National
Grid to Lattice prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider National
Grid Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider National
Grid Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 March 2001, being the date to which the latest audited report and accounts of National Grid were made up, and unless publicly announced by National Grid pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider
National Grid Group taken as a whole; or

(o) (i)	unless publicly announced by Lattice pursuant to the
Listing Rules or 	disclosed by Lattice to National Grid
prior to 22 April 2002, no litigation, arbitration
proceedings, prosecution or other legal proceedings to
which any member of the Wider Lattice Group is a party
(whether as claimant or 	defendant or otherwise), in each
case which is or may become material and adverse in the context of the Wider Lattice Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 December 2000, being the date to which the latest audited report and accounts of Lattice were made up, and unless publicly announced by Lattice pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Lattice Group taken as a whole;

(p)	other than as publicly announced by National Grid or Lattice pursuant to the Listing Rules, or disclosed by National Grid to Lattice, or by Lattice to National Grid, prior to 22 April
2002 or as contemplated by the Merger or the Scheme or by this announcement, no member of the Wider National Grid Group or of the Wider Lattice Group having since, in the case of National
Grid, 31 March 2001 and, in the case of Lattice, 31 December
2000, being the dates to which the respective latest audited report and accounts of National Grid and Lattice were made up:


(i)	issued or authorised or proposed the issue of additional
shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between National Grid and Lattice respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in National Grid or Lattice respectively issued upon exercise of options granted prior to 22 April 2002, under or pursuant to the National Grid Share Schemes or the Lattice Share Schemes or as agreed between National Grid and Lattice from time to time) or redeemed, purchased or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by National Grid or Lattice respectively) is material in the context of the Wider
National Grid Group or Wider Lattice Group, as the case may be; or

(ii) except for:

(a) transactions between one wholly-owned
member of the relevant group and another such member, and
			(b) 	(in the case of Lattice) the Scheme,

authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Wider National
Grid Group or Wider Lattice Group, as the case may be; or

(iii)(other than transactions between one wholly-owned member of the relevant group and another such member) entered into or varied in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long term, restrictive or unusual or onerous nature and which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider National Grid Group or Wider
Lattice Group, as the case may be, and in each case other than in the ordinary course of business; or


(iv)	save for normal annual salary and other related increases
in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent which is material with any director of National Grid or Lattice, as the case may be; or

(v)	(other than transactions between one wholly-owned member
of the relevant group and another such member and, in the case of Lattice, the Scheme) implemented, effected, authorised or announced its intention to effect any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be and in each case other than in the ordinary course of business; or

(vi)	issued, authorised or proposed the issue of any
debentures or, save in the ordinary course of business and save for transactions between one wholly-owned member of the relevant group and another such member, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(vii)(in the case of National Grid or Lattice only) recommended, declared, made or paid, or proposed the recommendation, declaration, paying or making, of any dividend, bonus or other distribution; or

(viii)in the case of any member of the Wider National Grid
Group or Wider Lattice Group made any alteration to its memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdictions of incorporation) that is material in the context of the Wider National Grid Group or Wider Lattice
Group, as the case may be; or

(ix)	(other than in respect of a member of the Wider National
Grid Group or Wider Lattice Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider
National Grid Group or Wider Lattice Group, as the case may be; or

(x)	been unable, or admitted in writing that it is unable to
pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider
National Grid Group or Wider Lattice Group, as the case may be; or

(xi) waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xii)entered into any contract, commitment, agreement or arrangement or passed any resolution made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this condition; or

(q)	National Grid not having discovered regarding Lattice, and
Lattice not having discovered regarding National Grid on or after 22 April 2002:

(i)	any past or present member of the Wider National Grid
Group or Wider Lattice Group, as the case may be, has not complied with any and/or all applicable legislation or regulations of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would be likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by

	any person with any such legislation or regulations, and wherever the same may have taken place) any of which non-compliance, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability
(whether actual or contingent) on the part of any member of the Wider National Grid Group or Wider Lattice Group, as the case may be, in each case to an extent which, in any case, is material and adverse to the Wider National
Grid Group or Wider Lattice Group, as the case may be;

(ii)	there is any material liability (actual or contingent) of
any past or present member of the Wider National Grid
Group or Wider Lattice Group, as the case may be, which is material in the context of the Wider National Grid
Group or Wider Lattice Group, as the case may be, to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider National Grid Group or Wider
Lattice Group, as the case may be, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other relevant person or body in any relevant jurisdiction; or

(iii) a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, which claim or claims would materially and adversely affect the Wider National Grid Group or the Wider Lattice Group, as the case may be.

3.	Subject to the requirements of the Panel, National Grid and
Lattice, acting together, may waive all or any of the conditions contained in paragraphs 2(a) to (l) (inclusive). National Grid reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to Lattice, and in paragraph 2(o) above, and Lattice reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to National Grid, and in paragraph 2(n) above, for the purposes of the Merger and the Scheme.


4. Save with the consent of the Panel, the Merger will lapse and the Scheme will not proceed if, before the date of the Court Meeting:

(i) the European Commission initiates proceedings under Article
6(1)(c) of the Merger Regulation; or

(ii) there is a reference to the Competition Commission whether following a referral to a competent authority in the UK under
Article 9(1) of the Merger Regulation or otherwise.

Appendix 2

INFORMATION ON NATIONAL GRID

National Grid is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks serving approximately 3.2 million electricity customers and 0.5 million gas customers in the North East US. National Grid also operates interconnectors between England and Wales and each of France and Scotland and between the US and Canada. It is also developing an interconnector in Australia and has interests in transmission networks in Argentina and Zambia with joint venture partners.

In addition, the National Grid Group's telecommunications interests comprise its 32.5 per cent. economic interest in Energis, and joint ventures in Poland and Latin America. It also has wholly owned infrastructure services businesses in the UK and the US.

Summary financial information extracted, without material adjustment, from National Grid's results for the years ended 31 March 2000 and 31 March 2001 is set out in the table below:



						(in pounds sterling)
2001 2000

Group turnover				3,799.7 m			1,614.7m

Total operating profit (1)	  731.9 m			  546.5m

Total assets				9,982.6m			8,766.8m

Equity shareholders' funds	3,475.8m			2,909.0m


Note (1): Before exceptional items and goodwill amortisation


National Grid completed the acquisition of Niagara Mohawk Holdings, Inc., on 31 January 2002. Niagara Mohawk's principal activities are the delivery of electricity and natural gas in New York State. Due to the recent nature of the acquisition, Niagara Mohawk is not represented in the summary financial information detailed above. Summary financial information under US GAAP, extracted without material adjustment from Niagara Mohawk's annual reports for 31 December 1999 and 31 December 2000 is set out in the table below:


					(in pounds sterling)
2000					1999


Operating revenues			4,539.3m			4,084.2m

Operating income			  429.8m			  528.8m

Total assets				12,642.3m			12,670.4m

Common stockholder equity		2,675.1m			2,976.1m


Appendix 3

INFORMATION ON LATTICE

The majority of Lattice's turnover is generated through Transco.
Transco is the owner and operator of the vast majority of Britain's gas transportation system. Transco transports gas for approximately 60 customers known as gas "shippers". Gas is received at seven coastal terminals and transported via 6,400 km of high pressure pipelines and 275,000 km of lower pressure (local transmission) and distribution pipelines to the meters of industrial, commercial and domestic customers and to third party gas transportation systems. The gas transmission system is connected to continental Europe via the interconnector pipeline from Bacton to Zeebrugge in Belgium. Gas is also transported to Belfast and Dublin via the interconnector at Moffat in Scotland. As well as transporting gas, Transco is responsible for the safety, development and maintenance of the pipeline system.
In addition, Lattice owns a number of ancillary businesses, including SST which builds, leases and operates sites for the base stations and radio masts needed by mobile telephone operators and 186k which owns and manages a fibre-optic network of nearly 2,000km connecting 20 centres of demand.

				(all amounts in pounds sterling)
			2001						2001				2000

	Excluding NTS(1)	Additional NTS		Including NTS
Entry capacity	entry	capacity		entry capacity	(as restated((2)
Auction turnover	auction turnover		turnover

Group turnover	3,150m	143m			3,293m		3,087m

Total operating	1,063m	143m			1,206m		1,178m
Profit (3)

Total assets (4)						9,220m		8,439m

Equity shareholders'					(723)m		(1,012)m
Funds (5)



Summary financial information extracted, without material adjustment, from Lattice's results for the years ended 31 December 2000 and 31 December 2001 is set out in the table above.

Please note that the December 2001 numbers are unaudited due to the year-end change to 31 March 2002.

Note   (1): National Transmission System
Note (2): The 2000 figures have been restated to show comparative information using the historical cost convention and in accordance with FRS 19
Note   (3): Before exceptional items and goodwill amortisation, including share of operating losses in joint venture, excluding exceptional items and including acquisitions
Note   (4): Fixed assets plus current assets
Note   (5): Before the deduction of any minority interests



Appendix 4

DEFINITIONS

"ADS"	an American depositary share, each ADS represents five
National Grid Shares

"Cazenove"			Cazenove & Co. Ltd

"Companies Act"		the Companies Act 1985, as amended

"Court"			the High Court of  Justice in England and Wales

"Credit Suisse First"	Credit Suisse First Boston (Europe) Ltd.
Boston"

"Electricity Act"	the Electricity Act 1989, as amended

"Gas Act"			the Gas Act 1986, as amended

"Hoare Govett"		Hoare Govett Limited

"JPMorgan"			J.P. Morgan plc

"Lattice"			Lattice Group plc

"Lattice Court Meeting"the meeting of Lattice Shareholders to be convened by order of the Court pursuant to section 425 of the Companies Act, including any adjournment thereof

"Lattice Closing Price"the closing middle market price of a Lattice Share as derived from the Official List as at 19 April 2002, being the last business day prior to this announcement

"Lattice Extraordinary 	the extraordinary general meeting of Lattice to
be convened in General Meeting" connection with the Merger, including any adjournment thereof

"Lattice Group"	Lattice and its subsidiary undertakings and, where
the context permits, each of them

"Lattice Shareholders"	registered holders of Lattice Shares

"Lattice Shares"		ordinary shares of 10 pence each in the capital of Lattice

"Lattice Share Schemes"the Lattice Sharesave Scheme, the Lattice All-Employee Share Ownership Plan, the Lattice Long Term Incentive
Scheme, the Lattice Short Term Incentive Scheme, the deed of allocation made between Lattice, Mourant and Co Trustees Limited and Colin Stephen Matthews dated
12 December 2001, the replacement BG Executive Share
Option Scheme, the BG Group Employee Profit Sharing
Scheme and the Spectrasite Transco Communications
Limited Executive Share Option Scheme


"Lattice Special Share"the special rights non-voting redeemable preference share of 10 pence in the capital of Lattice held by the Special Shareholder

"Listing Rules"		the listing rules of the UK Listing Authority made under
section 74 of the Financial Services and Markets Act 2000

"London Stock Exchange"London Stock Exchange plc

"Merged Group" 		National Grid Transco plc and its subsidiary undertakings
following the Merger and, where the context permits, each of them

"Merger"	the proposed merger of National Grid and Lattice as described in this announcement

"Merrill Lynch"		Merrill Lynch International

"National Grid"		National Grid Group plc

"National Grid
"Closing Price" 		the closing middle market price of a National Grid Share as
	derived from the Official List as at 19 April 2002, being the last business day prior to this announcement

"National Grid
Extraordinary General
Meeting"	the extraordinary general meeting of National Grid to be
convened in connection with the Merger, including any adjournment thereof

"National Grid
Final Dividend"	the final dividend of 9.58 pence per National Grid Share
payable to National Grid Shareholders in respect of the financial year ended 31 March 2002

"National Grid Group"	National Grid and its subsidiary undertakings and,
where the context permits, each of them

"National Grid
Shareholders"		registered holders of National Grid Shares

"National Grid Shares"	ordinary shares of 10 pence each in the capital
of National Grid

"National Grid Share
Schemes"			the National Grid Executive Share Option Plan 2002,
National Grid Employee Share Ownership Plan 2002 and
the associated UK Trust, National Grid Savings Related
Share Option Plan 2002, National Grid Employee Stock
Purchase Plan 2002, National Grid Share Matching Plan
2002, National Grid USA Incentive Thrift Plans I and II,
National Grid Employee Trust 2002 and National Grid
Qualifying Employee Share Ownership Trust (No. 2) 2002

"National Grid Transco"National Grid Transco plc

"National Grid Transco
Shareholders"		registered holders of National Grid Transco Shares


"National Grid Transco
Shares"	ordinary shares of 10 pence each in the capital of National
Grid Transco

"New National Grid
Transco Shares"	ordinary shares of 10 pence each in the capital of National
Grid to be issued to Lattice Shareholders at the relevant record date pursuant to the Scheme

"Ofgem" or "Gas and
Electricity Markets
Authority"	the Authority established under section 1 of the Utilities Act
2000

"Official List"		the Official List of the UK Listing Authority

"Panel"			the Panel on Take-overs and Mergers

"PUHCA"	the United States Public Utility Holding Company Act of 1935,
as amended

"Rothschild"		N M Rothschild and Sons Limited

"Scheme" or "Scheme
of Arrangement"	the scheme of arrangement to be made under section 425
of the Companies Act between Lattice, the holder of the Lattice Special Share and the holders of the Lattice
Shares at the relevant date

"SEC"			the United States Securities and Exchange Commission

"Secretary of State"	the UK Secretary of State for Trade and Industry

"Special Shareholder"	the holder of the Lattice Special Share, being
currently the Secretary of State

"Transco"			Transco plc

"UK Listing Authority"	United Kingdom Listing Authority

"UK Trust"	the Rules and Trust Deed of the National Grid
Employee Share Ownership Plan 2002 (UK Plan)

"Wider Lattice Group"	Lattice and any of its subsidiaries or subsidiary
undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which Lattice and such undertakings
(aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent


"Wider National
Grid Group"	National Grid and any of its subsidiaries or
subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which National Grid and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent



22 April 2002

National Grid Announces Cost Savings, Board Change and Final Dividend

Further to today's joint announcement by National Grid Group plc
("National Grid") and Lattice Group plc ("Lattice") that the Boards of both companies have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco, National Grid announces:

UK Cost Savings

At its preliminary results in May 2001, National Grid announced that it would aim to reduce controllable costs in its UK Transmission Owner business by 20per cent in real terms over the term of its price review which ends in March 2006, modestly outperforming the targets set by Ofgem.

Following an extensive review of the UK business processes, National Grid is now able to increase this target to 30 per cent delivering a further 80 million pounds sterling of cost savings over the current price review period.

Steve Holliday, Group Director Europe said, "This is further proof of our ability to continue to cut costs after the excellent record over the last ten years. I look forward to working with Lattice to exchange best-practice abilities in this area."

Board Change

The Board announces Stephen Box's intention to retire, through reasons of ill health, as a Director of National Grid on completion of the merger between National Grid and Lattice.

James Ross said, "I would like to thank Stephen on behalf of all at National Grid for his enormous contribution to the Group's success. We will be sad to see him leave and we wish him all good fortune on his retirement."

Final Dividend

The Board is recommending a final dividend of 9.58 pence per share to be paid on 15 August 2002 to shareholders on the register on 7 June 2002. This brings the total dividend for the year to 16.04 pence per share in line with our target to increase dividends by 5 per cent real in each year to March 2006.


Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historic information. These statements are "forward looking statements" within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this announcement include: the ability to integrate Lattice successfully within the National Grid Group or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.


ENQUIRIES:

National Grid:

Investors

Marcy Reed  		44 207 312 5779	44 776 849 0807(m)
Terry McCormick	44 207 312 5785	44 776 804 5139(m)
Louise Clamp		44 207 312 5783	44 776 855 5641(m)

Media
Clive Hawkins		44 207 312 5757	44 783 635 7173(m)

Citigate Dewe Rogerson:				44 207 638 9571
Anthony Carlisle					44 797 361 1888(m)



National Grid Group plc				David C. Forward
								Assistant Secretary








April 22, 2002


US Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re:	National Grid Group plc (`National Grid') Form 6-k for
April 2002
	-------------------------------------------------------

Please find enclosed a Form 6-K Report in respect of an announcement about Merger of National Grid and Lattice which is being furnished to you under the Securities Exchange Act of 1934.

One copy of the Form 6-K Report is also being furnished to the New York Stock Exchange with a copy of this letter.

	Very truly yours,

	s/David C. Forward

David C. Forward
Assistant Secretary